UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The below was inadvertently not published in August 2024 by NatWest Group plc and is being released now for completeness. It is superseded by a further notification dated 7 April 2025.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BM8PJY71

Issuer Name
NATWEST GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Massachusetts Financial Services Company

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
USA

4. Details of the shareholder
Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

 5. Date on which the threshold was crossed or reached
12-Aug-2024

6. Date on which Issuer notified
13-Aug-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.960000	0.000000	4.960000	1650914812
Position of previous notification (if applicable)	5.120000	0.000000	5.120000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BM8PJY71 Common Stock		1650914812		4.960000
Sub Total 8.A	1650914812		4.960000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	MFS International Limited
Massachusetts Financial Services Company (Chain 2)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 2)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 3)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 4)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 4)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 5)	MFS International Limited
Massachusetts Financial Services Company (Chain 5)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 7)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
13-Aug-2024

13. Place Of Completion
Boston

      Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	09 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary